Exhibit 99.1

RBC announces Senior Executive Changes

TORONTO, February 24, 2017 — Royal Bank of Canada (RY on TSX and NYSE) today announced that Jennifer Tory, currently Group Head Personal & Commercial Bank (P&CB) will assume the role of Chief Administrative Officer (CAO). Neil McLaughlin, currently Executive Vice-President, Business Financial Services, P&CB will become Group Head P&CB, replacing Ms. Tory.

Ms. Tory will continue to report to Dave McKay, President and Chief Executive Officer and will remain a member of the Group Executive. In his new role, Mr. McLaughlin will now report to Mr. McKay and join the Group Executive. These changes are effective May 1, 2017.

“I am pleased that shareholders, clients and employees will benefit from Jennifer’s nearly four decades of financial services experience in the critical role as CAO. Her relentless focus on the customer and her deep understanding of the bank and what it takes to provide exceptional client experiences, positions her well to provide oversight and alignment for initiatives that cross various businesses and functions,” noted RBC’s President and CEO Dave McKay.

For the past three years as Group Head, P&CB, Ms. Tory has advanced the transformation of RBC’s Canadian retail bank to a digitally-enabled relationship bank. Under her leadership P&CB continued to deliver strong results in a challenging environment, winning numerous industry awards including the recent recognition by JD Power for the highest ranking in customer service among the big five banks. Ms. Tory also oversaw the continuing realignment of Caribbean Banking to better serve clients and drive long-term profitability.

“Throughout his career, Neil has acquired a breadth of experience across Canadian Banking, consistently demonstrating his strong leadership, outstanding business acumen, and an ability to develop and execute new strategies to effectively acquire market share. I look forward to having Neil’s insight and leadership as part of the Group Executive team,” noted Mr. McKay.

Mr. McLaughlin joined RBC in 1998 and has held a wide range of senior management and executive positions within Canadian Banking, including roles in the Credit Card and Personal Lending lines of business as well as distribution and operations. Immediately prior to his position in Business Financial Services, he was Senior Vice-President Marketing & Channel Strategy. He also served as Senior Vice-President, Risk Operations within Canadian Banking Operations, responsible for credit adjudication, fraud, collections, operational risk and the Commercial Advisory Group.

…/2

About RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com.

RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments, sponsorships and employee volunteer activities. For more information please see: http://www.rbc.com/community-sustainability/.

Media Relations Contact:

Catherine Hudon, Director, External Communications, 416-974-5506

Investor Relations Contact:

Dave Mun, Senior Vice-President, Performance Management and Investor Relations, 416-974-4924